EXHIBIT 99.1

Hydro Participates in Alunorte Alumina Expansion

OSLO, Norway, Nov. 7, 2005 (PRIMEZONE) -- Hydro will participate in the investment to increase alumina capacity at the highly competitive Alunorte refinery in Brazil. The expansion will raise annual capacity by more than 40 percent to approximately 6.5 million tonnes, making the refinery the largest and most modern in the world.

With a 34 percent ownership interest in Alunorte, Hydro's share of the investment will be USD 288 million (NOK 1,865/Eur 239 million). After the expansion is complete, Hydro's share of the alumina will reach 2.2 million tonnes on an annual basis.

The expansion will be the third at Alunorte since 2000, when Hydro acquired an interest in the refinery. The first was completed in 2003, and the second, bringing Alunorte to about 4.5 million tonnes, is scheduled to be completed during the second quarter of 2006. Creating a natural continuation from the second to the third expansion will save costs and time. The expansion project will start immediately, and is expected to be completed in late 2008.

The expansion fits well with the plans for Hydro's and Qatar Petroleum's primary aluminium project in Qatar, which is designed to have annual production capacity of 570,000 tonnes starting in 2009.

"The expected increase in primary aluminium production from 2009 requires increased alumina supply, and Alunorte will be one of the sources," says executive vice president Jon-Harald Nilsen, who is head of Hydro's Aluminium business area. "This is an important step to improve our future competitive position. The Alunorte expansion is a highly competitive project, in terms of investment per tonne of new capacity. We are also very pleased with the operational performance in Alunorte," says Nilsen.

The Brazilian group Companhia Vale do Rio Doce (CVRD) owns 57 percent of Alunorte, with private Japanese and Brazilian companies holding the remaining 9 percent of the refinery. The bauxite will be supplied by CVRD from its Paragominas mine in Brazil, and transported through a 230-kilometer pipeline to Alunorte, which is located near Belem in the state of Para.

Alunorte is considered one of the world's leading alumina refineries in terms of health, environment and safety.

Hydro is a Fortune 500 energy and aluminium supplier founded in 1905, with 36,000 employees in nearly 40 countries. We are a leading offshore producer of oil and gas,the world's third-largest integrated aluminium supplier and a pioneer in renewable energy and energy-efficient solutions. As we look forward to our next 100 years, we celebrate a century of creating value by strengthening the viability of the customers and communities we serve.

Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2004 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission. With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures. This information can be found in Hydro's earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro's website (www.hydro.com).

Press contact
Contact:   Thomas Knutzen
Telephone: +47 22539115
Cellular:  +47 90612359
E-mail:    Thomas.Knutzen@hydro.com

Investor contact
Contact:   Gudmund Isfeldt
Telephone: +4722532455
Cellular:  +4748001180
E-mail:    Gudmund.Isfeldt@hydro.com

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